DRINKER BIDDLE & REATH LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

November 28, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549-8626

Attn: Christina DiAngelo

RE:                           The Roxbury Funds (the “Fund” or “Registrant”) 333-133691/811-21897

SEC Accounting Comments

Dear Ms. DiAngelo:

This letter responds to your comments conveyed by telephone on October 25, 2012 to the undersigned.

Annual Report dated June 30, 2012 (the “Annual Report”)

1.                                      Comment:  The certifications to Registrant’s N-CSR filed with the Annual Report were executed August 20, 2012 while the Report of Independent Registered Public Accounting Firm was dated August 24, 2012.  Is Registrant comfortable with executing the certifications prior to the delivery of the auditor’s report?

Response:  Registrant believed at the time of the execution of the certifications that the Independent Registered Public Accounting Firm would deliver the report. Registrant will seek to execute the certifications to N-CSRs after receipt of the Report of Independent Registered Public Accounting Firm in future filings.

2.                                      Comment:  The schedule of investments for the Roxbury Small-Cap Growth Fund in the Annual Report included an investment in the Blackrock Liquidity Fund.  Going forward, include a mutual fund’s class designation, if any, in the schedule of investments.

Response:  If available, Registrant will provide this information in future shareholder reports.

3.                                      Comment:  Please confirm that the short-term investments in other mutual funds will be reflected in the prospectus’ fee table under acquired fund fees.

Response:  Confirmed.  Acquired fund fees are reflected in the fee table in the prospectus dated November 1, 2012.

4.                                      Comment:  The notes to the financial statement in the Annual Report include disclosure on the expenses that are excluded from the expense waiver agreement.  Please specify the exclusion of acquired fund fees if applicable.

Response:  Registrant will make the requested change in the next shareholder report.

5.                                      Comment: The statement of assets and liability in the Annual Report include “other accrued expenses.”  If the other accrued expenses include fees payable to Registrant’s Board of Trustees, please add disclosure required by Regulation S-X 6-04.

Response:  “Other Accrued Expenses” do not include trustees’ fees.

6.                                      Comment:  Update Registrant’s website for the most recent Annual Report as soon as possible.

Response:  Registrant confirms that this was done.

7.                                      Comment:  Registrant’s website contains disclosure with an incorrect reference to gross and net expense numbers.  Please correct as soon as possible.

Response:  Registrant confirms that this was done.

Other Matters

8.                                      Comment:  The expense example for the Small-Cap Growth Fund in the prospectus dated November 1, 2011 did not reflect the correct number of years of the contractual waiver for the Small-Cap Growth Fund.  Please confirm the expense example in the prospectus dated November 1, 2012 is calculated to reflect that the term of the contractual waiver which is through December 31, 2020.

Response:  Registrant confirms this.

9.                                      Comment: The August 9, 2011 shareholder meeting results were not disclosed in the semi-annual report dated December 31, 2011.  Please disclose shareholder meeting results in shareholder reports in the future pursuant to Rule 30e-1 under the Investment Company Act of 1940.

Response:  Registrant disclosed the results of the August 9, 2011 shareholder meeting in a subsequent event note in the June 30, 2011 annual report to shareholders on page 15.  In the future, Registrant will disclose the shareholder meeting results in the shareholder report covering the period in which the shareholder meeting was held.

In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that:  (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I can be reached at 215-988-2867 with any questions you may have.

Very truly yours,

/s/ Michelle Lombardo
Michelle Lombardo